## Hiveskill LLC
## Statements of Cash Flows
## (Unaudited)

| | December 31, 2021 | For the Period April 30, 2020 (Inception) to December 31, 2020 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income/(loss) | $ (9,990) | $ - |
| Changes in operating assets and liabilities: | | |
| | - | - |
| Net cash used in operating activities | (9,990) | - |
| **Cash flows from investing activities** | | |
| Net cash used in investing activities | - | - |
| **Cash flows from financing activities:** | | |
| Members' contributions | 59,823 | - |
| Net cash provided by financing activities | 59,823 | - |
| **Net cash increase for period** | 49,833 | - |
| Cash at beginning of period | - | - |
| **Cash at end of year** | $ 49,833 | $ - |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the period for: | | |
| Income taxes | $ - | $ - |
| Interest | $ - | $ - |